UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CLEARSIGN COMBUSTION CORPORATION
(Name of Issuer)

Common Stock
(Title of Securities)

185064102
(CUSIP Number)

James M. Simmons

c/o ClearSign Combustion Corporation

12870 Interurban Avenue South

Seattle, Washington 98168

(206) 673-4848

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 8, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185064102

1.	Name of Reporting Person James M. Simmons IRS Identification Nos. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,666,627(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,666,627(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,627
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Mr. Simmons was appointed to the issuer’s Board of Directors on January 8, 2019. Mr. Simmons is a principal of ICM Asset Management, Inc., an investment advisory firm (“ICM”). The issuer’s common stock is held by ICM for its clients. While Mr. Simmons has voting and investment control over the common stock held by ICM, he disclaims beneficial ownership of such common stock.

(2) Based on 26,697,261 shares of common stock outstanding as of January 8, 2019.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share, of ClearSign Combustion Corporation (the “Company”). The Company is located at 12870 Interurban Avenue South, Seattle, Washington 98168.

Item 2.	Identity and Background.

(a) The reporting person’s name is James M. Simmons.

(b) The reporting person’s address is c/o ClearSign Combustion Corporation, 12870 Interurban Avenue South, Seattle, Washington 98168.

(c) The reporting person is a principal of ICM Asset Management, Inc., an investment advisory firm (“ICM”). ICM is located at 601 W. Main Avenue, Suite 900, Spokane Washington 99201.

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The reporting person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As a principal of ICM, the reporting person has voting and investment control over the assets held by ICM, which includes 1,666,627 shares of the Company’s common stock. The reporting person does not personally own any shares of the Company’s common stock and disclaims beneficial ownership of the common stock owned by ICM.

Item 4.	Purpose of Transaction.

The reporting person was appointed as a director of the Company on January 8, 2019 in conjunction with the execution of a Cooperation Agreement between the Company and Anthony DiGiandomenico relating to Mr. DiGiandomenico’s solicitation request to the Company’s shareholders. The reporting person does not, as of the date of this Schedule 13D, own securities of the Company but the Company may issue its securities, including common stock or options to purchase the Company’s common stock, to the reporting person as compensation for his services as a director.

Item 5.	Interest in Securities of the Issuer.

By virtue of being a principal of ICM, the reporting person has voting and investment control over 1,666,627 shares of the Company’s common stock, representing approximately 6.2% of the shares of common stock outstanding, based on information obtained from the Company as of January 8, 2019. The reporting person is filing this Schedule 13D because he was appointed to the Company’s board of directors on January 8, 2019. Other than transactions made on behalf of ICM, which are reported on the Schedules 13F filed by ICM, the reporting person has not effected any transaction in the Company’s common stock during the last 60 days. The filing of this Schedule 13D shall not be construed as an admission that the reporting person is, for the purposes of sections 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2019

/s/ James M. Simmons
James M. Simmons